10% Funded    **$5M** 🏁

The Future of Global Identity

Trust Stamp delivers AI-powered identity and trust solutions that accelerate secure societal and financial inclusion. We solve global challenges in identity, including data protection, financial accessibility, and fraud prevention with transformational technology at the intersection of biometrics, privacy, and cybersecurity.



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Investment Highlights



Targeting Nasdaq Capital Market listing

Trust Stamp submitted an application to list on NASDAQ in April 2021 and has been working through the application process with NASDAQ staff over the ensuing months.

Listing on NASDAQ requires meeting both quantitative and qualitative standards, and cannot be guaranteed, but we believe that we will meet the applicable standards if we:

- Raise a minimum of $3m in new capital to increase net shareholder's assets; and

- Sustain an average trading volume of 2,000 shares per day over 30-trading days; and

- Have a closing bid price of $4 or more on OTCQX at the point of seeking the listing[3]



Achieved $2.87M gross revenue in 2020 (non GAAP)[1] resulting in net GAAP sales of $2.64M



Traded on the US OTCQX Best Market (OTCQX: IDAI) and Euronext Growth in Dublin (Euronext Growth: AIID ID)



Long term and expanding relationships with over half of our 24 customers, including Mastercard International and FIS



Investors include Mastercard, FIS, Synchrony Financial and 630 Cybersecurity Fund



Accomplished leadership team brings many decades of experience in all operational areas and has raised over $21M in funding for Trust Stamp



Our proprietary technology is protected by 4 issued patents, 9 provisional and pending patents, and 4 additional applications in process[2]

Deal Terms



$5M
Maximum raise

US $1,000 per Investor
Minimum investment

Interested in investing more? Explore our Regulation D investment opportunity, available to international investors and accredited US investors

[LEARN MORE]

$21M
Raised to date


Form C





Class A Common Stock + Warrant
For every share purchased in this round, investors also receive a **warrant** to (at their option) purchase an additional share of common stock at $4 per share in the company's next Regulation-A offering

US $4
Allocated as to $3.893 for the share of common stock and $0.107 for the warrant

$77.5M
Pre-money valuation

"We are committed to providing liquidity options for our shareholders in parallel to accessing the capital markets to fund organic and M&A growth. NASDAQ attracts some of the largest technology companies in the world and is the preeminent global market for innovative companies such as ours."

Gareth N Genner, Chief Executive Officer of Trust Stamp





"This Insurtech Startup Offers Facial Recognition for Good"

- Nasdaq.com





THE PROBLEMS

Data Security Poses a Huge Risk to Society

suprema
New Data Breach Has Expose
Population and Immigration Authority
Breached CBP Data Used to Train Biometric Face Matching: Report

1. We fill gaps in the existing market

According to the 2020 Year End Data Breach Quickview Report, 3,932 breaches were publicly disclosed in 2020, exposing over 37 billion records. Juniper research forecasts that by 2025, biometrics will annually authenticate over $3 trillion of payment transactions. A growing number of industries rely on biometric identity solutions for their ubiquity and ease-of-use, but biometric data is highly sensitive and cannot be reset like a password if it is ever compromised. It is now a prime target for criminals!

2. We empower global access in the following developing market

Technology is driving economic development at an even greater pace in emerging markets. But access, inclusion, and efficiency in these markets depends on the answer to the questions: Who are you? And Can I trust you? Over 1 billion people struggle to prove identity and participate in the market due to the ineffective identity infrastructures; 1.7 billion people lack basic financial services including a bank account, and 4 billion people are underbanked.

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Billions of people are societally and financially excluded

THE SOLUTION

Secure, Private & Trusted Digital Identity

WATCH VIDEO



Stolen Biometrics can never be changed.



Trust Stamp's core technology irreversibly transforms biometric and other sensitive data into a proprietary token known as the IT^2 (Irreversibly Transformed Identity Token). The IT^2 enables accurate authentication without the need to store or share sensitive personal data, thereby retaining the usefulness of biometric data while minimizing the risk. Trust Stamp empowers individuals to retain ownership of their data and prevent fraudulent activity using their identity, while allowing businesses to adopt biometrics and other anti-fraud initiatives while protecting personal information from hacks and leaks.

Trust Stamp technology is used to improve customer onboarding, create a better user experience, improve data quality, increase inclusion, and significantly reduce fraud. Our solutions can be compatible with any biometric modality or provider and are designed to work efficiently at scale, adding a layer of safety, security, and interoperability to any existing solutions. With online and offline functionality, Trust Stamp technology is effective in even the most remote locations in the world.

Solutions for all Industries

Trust Stamp builds AI-powered micro-service technologies that enable efficient, low-cost customization, bridging the gap between inflexible out-of-the-box solutions and expensive custom implementations. This model expands the accessibility of our powerful identity management, verification, and fraud-prevention solutions to meet the needs of companies of all sizes with contracts that provide for significant long-term pay-per-use revenue.

 Banking & FinTech

 Crypto & Blockchain

 KYC/AML Compliance

 Government & Law Enforcement

 Real Estate

 Healthcare

 Digital Communication Security

 Employment

 Travel & Hospitality

Immense & Growing Biometrics Market

We are seeking funding to accelerate our market penetration and revenue generation in response to the massive market growth opportunity.

As biometric solutions proliferate, so does the need to protect biometric data. Use and storage of unprotected biometric data poses great financial and reputational risk to consumers and organizations.



Biometrics Market (in Billions)
Global 19.3% CAGR
US 25.4% CAGR

$82.8
$34.7
$24.1
$7.1
2020
2027

Biometrics - Global Market Trajectory & Analytics, Global Industry Analysts, Inc, April 2021

COVID-19 and Accelerated Digitization

The rapid move to digital and touchless transactions in commerce, finance, healthcare, travel, and more = growth in addressable needs to quickly and securely establish trust in a virtual environment.

 **$9.4B**
Estimated spend on digital identity verification by businesses in 2021 ([Juniper](#))



$70B
Contactless biometric mkt. by 2030 (17.4% CAGR) ([Future Market Insights](#))



63%
People more inclined to adopt mobile banking ([Lightico](#))



Internal & external process digitization accelerated by **3-4 years** ([McKinsey Global Survey of executives](#))



24%
Increase in institutional online bank platform users ([Citigroup](#))



40%
Increase in contactless transactions ([Mastercard](#))



20%
Growth in payments volume via Paypal ([Paypal](#))

Growth Opportunities

1. African Continental Free Trade Area (AfCFTA)

- Largest free trade area in the world measured by number of countries connects 1.3 billion people across 55 countries with a combined GDP of $3.4 trillion with the potential to lift 95 million people out of poverty

- Our secure, and accessible identity systems are optimized for low-connectivity and low-resource environments with minimal hardware needs

- As a result of inter-governmental introductions and our presence in Rwanda, Trust Stamp is positioned to play a role in realizing its potential

2. European Union General Data Protection Regulation (GDPR)

- High cost: average Fortune 500 company spends $16 million on GDPR compliance

- High risk: €170 million fined in 2020 (+197% YoY)

- Trust Stamp's data protection solutions directly address issues in the top four categories of reported

  GDPR violations

Trust Stamp's Industry Growth

2016 / 2017

- Customer discovery, IP portfolio and core-AI development
- Onboarded 1st S&P 500 bank customer with exclusive rights for bank/credit uses through 2018 while the scale and scope of our work continues to grow

 **2018**

- U.S. and U.K. end-user facing beta implementations
- Iterative product development
- Multiple accelerators

2019

- Commercial go-to-market strategy executed
- Mastercard service agreement / 5 SOWs
- NCSC Accelerator

 **2020**

- $2.87M Gross Revenue (non-GAAP)[1] resulting in net GAAP sales of $2.64M
- 9 patent filings
- Established Hague-based B Corp Subsidiary
- European R&D hubs launched with US $1.15M funding award from the Republic of Malta
- Go-to-market team onboarded
- UK FCA Sandbox
- Euronext Growth listing
- Team growth from 30 to 63
- Successfully completed $10mm Series A

2021

- Quoted on OTCQX

- Clients increased from 17 to 24

- Winner of FIS Accelerator with our IDChex technology

- OnRamp (Insurance) Accelerator Program

- Hangar 51 (Aviation) Accelerator Program

- Team growth from 63 to 86

- Rwandan R&D center opened with 14 staff

- $4M raised under Regulation D

- Acquisition of Pixelpin.com

- 4 patent filings

- 3 patents issued



Invest in Trust Stamp Now

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Partners & Customers Including:





Target: digital identities for 100M people with deduplication for

humanitarian and development projects

NDA | S&P 500 US Bank

Customer onboarding, account recovery & fraud-prevention

Direct)D

Open Banking APIs for bank, document, & biometric authentication

 Quartr

P2P transactional data sharing

 VITAL⁴

International pre-employment background checks

Attorneys General in U.S. and Mexico

Identifying victims of human trafficking through non-PII data matching

 naea propertymark

Full KYC/AML in the UK

 NATIONAL ASSOCIATION of REALTORS®

Identity authentication tool available to 1.3M Realtors

NDA | Financial technology & services provider

Orchestration layer for value-add identity services

 instacoin

Identity verification for cryptocurrency ATMs

 MALTAENTERPRISE

Multiple projects covering due diligence, computing and artificial intelligence capabilities

 IJM

Non-biometric IT^2 matching for secure inter-
on human trafficking intelligence

Mastercard



2018 Trust Stamp graduated from the 2018 Mastercard Start Path accelerator program.

2019 Mastercard and Trust Stamp introduced their first public collaboration with a secure non-PII authentication network for both online and offline environments at the June 2019 ID4Africa conference in Johannesburg, South Africa. In November 2019, Mastercard's Inclusive Identity solution utilizing Trust Stamp technology was announced at the Bloomberg New Economy Forum in Beijing as one of six "New Economy Solutions 2020" in the 'emerging technology' category.



2020 Trust Stamp announced a strategic investment from Mastercard.

Improving customer experience and security for one of America's largest credit card issuing banks

Trust Stamp has collaborated with the bank for over 5-years in the implementation of biometric identity verification, document validation, fraud detection and duplicate detection and prevention technologies. The



bank has implemented this framework into their onboarding and account recovery processes to enhance security with robust privacy and fraud-prevention measures that have a bottom-line impact:

Results



Detect and prevent identity fraud

Our AI identified three organized fraud rings in 2019 alone! In one sample of 7,915 applicants, we identified 63 unique fraudsters and referred 33 more for investigation.



83%

Recover previously lost customers

In a sample of existing customers whose accounts were closed for failing legacy authentication methods, 83% of the accounts were reopened



81%

Onboard more genuine users with an improved pass rate

In a sample of new account applicants previously declined for failing legacy identity

authentication, 81% of the applications were approved.

WHO ARE WE

Executive Management and Board

Trust Stamp has a global team of more than 80 talented and dedicated individuals in eight countries including 7 doctoral level team members and an additional 23 team members with masters and higher educational qualifications. The leadership team and Board of Directors includes:



Gareth N. Genner

CEO, Founder, Executive Director



Andrew Gowasack

Founder & President, Executive Director



Scott Francis

Chief Technology Officer



Dr. Norman Poh

Chief Science Officer



Kinny Chan

Chief Commercial Officer



Alex Valdes

Chief Financial Officer



Josh Allen

EVP | Mergers and Acquisitions, Executive Director



John Bridge

EVP | Government & Law



David Story

Executive Chairman of the Board



Mark Birschbach

Independent Non-Executive Director



Bill McClintock

Independent Non-Executive Director



Nisha Naik

EVP

Recent News

June 4 2021

Trust Stamp Raises $4M in Private Offering

Read More ❯

June 3 2021

Trust Stamp EVP Joins the US Department of Commerce Trade Finance Advisory Council

Read More ❯

April 28 2021

Times of Malta: Investing in Innovation

Read More ❯

April 7 2021

Strategic Investment from Second Century Ventures

Read More ❯

April 8 2021

Trust Stamp Files for NASDAQ Listing

Read More ❯

April 1 2021

Why COVID, Regulations and Digitisation Boost Innovation

Read More ❯

March 26 2021

Identity & Trust Verification Tool Patent Granted

Read More ❯

March 25 2021

Medical QR Code Technology - Finalist in Hague Innovators Challenge

Read More ❯

March 18 2021

Trust Stamp Acquires PixelPin, Innovative Authentication IP

Read More ❯

FAQ

— Why invest in startups?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

— What types of securities can I buy on DirectCF?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with DirectCF.

What do I need to know about early-stage investing? Are these investments risky?

Companies on DirectCF are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back?

The companies listed on DirectCF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings wil receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

- to the company that issued the securities;

- to an accredited investor;

- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);

- in connection with your death or divorce or other similar circumstance;

— What is a warrant?

Stock warrants, like stock options, give investors the right to buy a specific stock at a certain price level on or before a certain date.

— How do I exercise my warrants?

The Warrant Holder may exercise the Warrant by returning to the company, at "warrants@truststamp.ai", the Notice of Exercise form (see Exhibit A in the subscription agreement) together with full payment in the amount of the exercise price multiplied by the number of shares being purchased. Acceptable forms of payment include ACH, wire transfer, debit card, credit card, or check payable to T Stamp, Inc. The exercise price is $4.00 per Warrant thus providing an opportunity to purchase Class A Common Stock at $4.00 per Warrant.

Do I have to exercise my warrants?

No, the Warrant does not require the Warrant Holder to exercise the Warrant to purchase a share of Class A Common Stock. Although, if you wish to exercise the Warrant, it must be done prior to the Warrant's expiration date.

When will my warrant expire?

The Warrant will expire and no longer be exercisable as of the earlier of 5:00 p.m., Pacific Time, on the twelve-month anniversary of the date of qualification by the Securities and Exchange Commission or the acquisition (including, without limitation, any stock acquisition, reorganization, merger, or consolidation, but excluding any sale of stock for capital raising purposes and any transaction changing the the Company's jurisdiction of incorporation) or sale, lease, or disposition of Trust Stamp.

What information does DirectCF collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group,

LLC conducts research and due diligence on each company before it is able to accept investments on the DirectCF platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations

Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and DirectCF. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

— What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

— How can I learn more about a company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@directcf.com.

How do I contact someone at DirectCF?

if you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@directCF.com

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PROPRIETARY TECH   FRAUD CASE STUDY   TRACTION   REVENUE PROJECTIONS   DOWNLOAD INVESTOR BRIEF



TrustStamp™

1. Gross sales for 2020 were $2.87M resulting in net GAAP sales of $2.64M
2. As of 17 August 2021
3. There are additional listing options with a closing share price as low as $2 per share, but those will not open up to us until after the completion of our next full audit.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THIS SITE IS OWNED AND OPERATED BY DALMORE GROUP, LLC, MEMBER FINRA/SIPC.